UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June 2023

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on March 16, 2023, Bruush Oral Care Inc. (the “Company”) received written notice from the Listing Qualifications Department of the Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that, based on the Company’s stockholders’ equity as reported in the Company’s Annual Report on Form 20-F for the fiscal year ended October 31, 2022 filed with the Securities and Exchange Commission (“SEC”) on March 10, 2023, the Company did not meet the minimum stockholders’ equity requirement (“Minimum Stockholders’ Equity Requirement”), or the alternatives of market value of listed securities or net income from continuing operations for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(1) (the “Rule”). As provided in the Rule and in the written notice, the Company has 45 calendar days to submit a plan to regain compliance with the continued listing requirements under the Rule, and if the plan is accepted, Nasdaq can grant an extension of up to 180 days to evidence compliance.

The Company submitted a plan (the “Submission”) to regain compliance with the Minimum Stockholders’ Equity Requirement on May 24, 2023, as supplemented with additional materials on June 9, 2023. Based on the Submission, Nasdaq informed the Company on June 14, 2023 (the “Notice”) that it had granted the Company an extension of time to regain compliance with the Rule. Under the terms of the extension, on or before September 12, 2023, the Company must complete certain proposed financing transactions and opt for one of the following two alternatives to evidence compliance with the Rule.

Alternative 1: The Company must furnish to the SEC and Nasdaq a publicly available report including:

1.	A disclosure of Nasdaq’s deficiency letter and the specific deficiency(ies) cited;

2.	A description of the completed transaction or event that enabled the Company to satisfy the stockholders’ equity requirement for continued listing;

3.	An affirmative statement that, as of the date of the report, the Company believes it has regained compliance with the stockholders’ equity requirement based upon the specific transaction or event referenced in (2) above; and

4.	A disclosure stating that Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of its next periodic report the Company does not evidence compliance, that it may be subject to delisting.

Alternative 2: The Company must furnish to the SEC and Nasdaq a publicly available report including:

1.	A disclosure of Nasdaq’s deficiency letter and the specific deficiency(ies) cited;

2.	A description of the completed transaction or event that enabled the Company to satisfy the stockholders’ equity requirement for continued listing;

3.	A balance sheet no older than 60 days with pro forma adjustments for any significant transactions or event occurring on or before the report date. The pro forma balance sheet must evidence compliance with the stockholders’ equity requirement; and

4.	A disclosure that the Company believes it also satisfies the stockholders’ equity requirement as of the report date and that Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of its next periodic report the Company does not evidence compliance, that it may be subject to delisting.

The Company is unable to guarantee that certain proposed financing transactions referenced above will be consummated. If the Company fails to evidence compliance upon filing its periodic report for the period ended October 31, 2023 with the SEC and the Nasdaq, the Company may be subject to delisting. In the event the Company does not satisfy the terms set forth in the Notice, Nasdaq will provide written notification to the Company that its securities will be delisted. At such time, the Company may appeal such determination to a Hearings Panel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	June 23, 2023	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer